SCHEDULE 13D

CUSIP No. 90328P 10 0	Page 8 of 8

EXHIBIT A

Directors of Jagen Pty. Ltd.

Director	Business Address	Occupation	Citizenship
Boris Liberman	9 Oxford Street, South Yarra	Director	Australian

Helen Liberman	9 Oxford Street, South Yarra	Director	Australian

Justin Liberman	9 Oxford Street, South Yarra	Director	Australian

Michael Abeles	Lvl 9, 161 Collins Street, Melbourne	Director	Australian

Jan Peter Sloane	Lvl 9, 161 Collins Street, Melbourne	Director	Australian